UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 359,710
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 359,710

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	359,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.95%

14.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 359,710
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 359,710

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	359,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.95%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 301,010
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 301,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	301,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 692830508

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY  11747.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.  Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 692830508

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$1,160,842.05
DAP	Working Capital	$ 919,962.27
(1)  Includes funds of DAP invested in Stock.

Item 4.                      Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries ("PFIN") management and members of PFIN’s Board of Directors (the “Board”) regarding certain operational and corporate governance concerns that include, but are not limited to, what Lawndale believes to be excessive compensation paid to PFIN’s senior management, particularly its Chairman and CEO, Richard Horowitz.  This leads to additional serious concerns Lawndale has regarding the Board’s composition and independence.

On May 25, 2010 and September 17, 2010 Lawndale sent PFIN’s Board members letters (the “2010 Letters”), (copies of which are attached as Exhibit 1 to Exhibit B hereto, and incorporated by reference to this filing) informing them of the rationale for Lawndale concerns leading it to vote “Withhold” on the re-election of PFIN’s slate of directors at last year’s 2010 Annual Meeting. Voting results from the June 3, 2010, Annual Meeting disclosed roughly 30% of the votes cast for each of PFIN’s nominees were voted Withhold.

Subsequent to the 2010 Annual Meeting, PFIN has taken some rudimentary steps towards improving its corporate governance, including, on July 29, 2010, expanding its Board to nine directors by adding to its Board one of five individuals recommended by Lawndale.

The September 17, 2010 letter sent by Lawndale to PFIN’s Board expressed Lawndale’s view that PFIN’s governance “reforms”, to date, were merely cosmetic.  In summary, the 2010 Letters, detailed ways in which Lawndale thought the Board could both:

•	Eliminate Mr. Horowitz’ egregious compensation through P&F’s sale or a greatly reduced contract.

•	Improve the independent composition of P&F’s Board by removing or replacing conflicted directors.

On May 24, 2011, Lawndale sent a letter regarding the 2011 Annual Meeting (the “May 24th Letter”) to PFIN’s Board, (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing them of Lawndale's increased ownership in PFIN and Lawndale’s vote of 359,710 shares (equal to almost 10% of eligible shares) “AGAINST” approval of Proposal 3, the Executive 162(m) Bonus Plan and to “WITHHOLD” authority on NOMINEE 02, MITCHELL A. SOLOMON, on Proposal 1, Election of Directors.

The May 24th letter explained Lawndale’s rationale for its vote and detailed certain changes Lawndale would like to see in PFIN’s executive compensation, currently or when Mr. Horowitz’ employment agreement expires at the end of 2011.  This letter also informed the PFIN Board that should it address what Lawndale views as compensation abuses, Lawndale would support a new bonus plan with lower annual grant caps on next year’s proxy.

The May 24th letter expressed Lawndale’s view that if Mr. Horowitz chooses to leave the company because he does not receive his desired compensation, the Board should show him the door.

In the May 24th Letter, Lawndale also requested that PFIN’s Board:

•	Consider strategic alternatives, including the sale of the company for a control premium to a synergistic buyer, prior to renewing Mr. Horowitz’ contract

•
Reduce or eliminate the egregious compensation terms such that any new contract with Mr. Horowitz contains lower “guaranteed” base compensation, greatly reduced supplemental profit sharing payments, and no “Golden Parachute” severance terms

•	Restructure COO/CFO Joe Molino’s compensation package

•	Improve PFIN Board’s independent composition and reduce its size by removing or replacing conflicted directors, particularly Director Dennis Kalick, one of Mr. Horowitz’ personal tax advisors

Lawndale has offered to source additional director candidates to PFIN’s Board as needed, and requested a meeting or conference call with PFIN’s independent Board members to discuss constructive actions to further improve corporate governance and maximize value for all P&F shareowners.

Lawndale believes the public market value of PFIN is undervalued by not adequately reflecting the value of PFIN’s business segments and other assets, including certain long-held real estate.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with PFIN management, members of PFIN’s Board, other significant shareholders and others regarding alternatives that PFIN could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock since March 25, 2011.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	P	4/29/2011	1,300	$3.8563

CUSIP No. 692830508

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
Exhibit B: Letter to Board Members of P&F Industries, dated May 24, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 24, 2011

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc.  For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

Letter to Board members of P&F Industries

L a w n d a l e Capital Management, LLC

Andrew Shapiro
President

May 24, 2011

To the Board Members of P&F Industries:

Lawndale Capital Management, LLC, through the funds it manages, has added to its investment in P&F Industries, Inc. (“P&F” or the “Company”), and remains one of your largest independent shareowners.  Lawndale now owns just short of 10% of the Company.  Lawndale continues to have major concerns regarding the failed management of P&F by Chairman and CEO Richard Horowitz, as well as the lack of managerial accountability and excessive executive compensation provided by this Board (excluding its new independent director, Howard Brownstein.).   At this week’s Annual Meeting of shareholders, Lawndale is voting 359,710 shares (equal to almost 10% of eligible shares) “AGAINST” approval of Proposal 3, the Executive 162(m) Bonus Plan and to “WITHHOLD” authority on NOMINEE 02, MITCHELL A. SOLOMON, on Proposal 1, Election of Directors

We have attached copies of our September 17, 2010 and May 25, 2010 letters to the Board (the “2010 Letters”) to remind you of the rationale for our concerns, our vote last year to “Withhold” on the re-election of your slate of directors and Lawndale’s view that P&F’s governance “reforms”, to date, are merely cosmetic.  We ask that you re-read closely our 2010 Letters, where we detailed ways in which the Board could both:

•	Eliminate Mr. Horowitz’ egregious compensation through P&F’s sale or a greatly reduced contract.

•	Improve the independent composition of P&F’s Board by removing or replacing conflicted directors

At last year’s annual meeting of P&F shareholders, Lawndale voted its shares to “Withhold” on the re-election of the slate of directors comprised of: Mr. Horowitz, Mr. Goldberg, P&F’s then Compensation Committee Chairman, and Mr. Dubofsky, whose insurance brokerage received $545,000 of premiums and fees from P&F.  Mr. Goldberg and Mr. Dubofsky have been long-time close personal friends of Mr. Horowitz sourced from his Glen Oaks Country Club of Old Westbury, New York as is former Compensation Committee member, Mr. Solomon.  We note that roughly 30% of the votes cast for the nominees voted “withhold.”  This was a remarkable tally when considering Lawndale did not solicit other shareholder proxies and Mr. Horowitz, Board members, other affiliated entities and insider family members held upwards of 35% of all of P&F’s shares.

P&F’s 2010 base compensation of $926,250 for Mr. Horowitz as CEO and $332,500 for Mr. Molino as COO/CFO remains excessive for a small holding company, especially having its own divisional operational heads, and poor long-term performance.  It was pointed out on P&F’s most recent conference call that the participants of the Executive 162(m) Bonus Plan have been exclusively Mr. Horowitz and Mr. Molino.  Thus, one of the best ways to send a renewed message to this Board that more substantive change (such as outlined in our 2010 Letters) is required is by voting “AGAINST” approval of Proposal 3, the Executive 162(m) Bonus Plan.  We also find it appalling that the Plan terms allow bonus grants as large as $2.75 million.  Unlike a precatory “withhold” vote, a vote AGAINST the Executive 162(m) Bonus Plan may garner the Board’s greater attention, as the Plan requires a majority of votes cast to pass.  Should you address the compensation abuses, discussed herein and in our 2010 Letters, Lawndale is prepared to support a new bonus plan with lower annual grant caps on next year’s proxy.

Mr. Horowitz’ employment contract expires at the end of this year.  P&F is structured as a holding company with discrete businesses, each with its own divisional operating head.  This small company is also suffering under the weight of substantial fixed costs of being public.  Prior to renewing Mr. Horowitz’ contract, the Board ought to consider strategic alternatives, including the sale of the company for a control premium to a synergistic buyer, whose plans may not include Mr. Horowitz.

Should the Board decide to retain Mr. Horowitz and enter into a new employment contract, Mr. Horowitz’ new contract ought to contain several changes addressing the following issues:

1.
‘Guaranteed’ base compensation must be drastically reduced from present levels to reflect both (a) the Company’s small size, (b) holding company structure and (c) the fact that Mr. Horowitz’ long-term performance has been sub-par at best.

2.
Over the years, Mr. Horowitz has been provided substantial equity compensation, allowing him to become nearly a 30% shareowner.  With this much equity, he should no longer require such excessive profit sharing incentives to remain with P&F or to perform better.

3.	A CEO with a significant block of stock should not require the protection of “Golden Parachute” severance terms, which pay several multiples of annual compensation upon a change of control.

We note that Mr. Molino’s contract is at will and that, after his years at the company, he owns outright an incredibly low 500 shares, while continually receiving and sitting on a substantial amount of options with the anachronistic duration of 10 years.  While he should be afforded some change of control protections (unlike Mr. Horowitz), Mr. Molino’s compensation package should be restructured lower in base salary, with some taxable direct equity grants provided only upon achievement of appropriate performance targets and with option grants having much shorter durations such as 3-5 years after which a holding period on exercised option stock should be required.

We appreciate that if the Executive Bonus Plan does not pass, P&F would not be able to treat certain bonus payments creating compensation above $1 million as tax deductible.  However, the participants of the Executive 162(m) Bonus Plan have been exclusively Mr. Horowitz and Mr. Molino, two executives who have been continually excessively paid.  Furthermore, in light of the guaranteed base compensation of Mr. Horowitz under his current egregious and excessive contract is at or near $1 million/year, much, if any, bonus provided to Mr. Horowitz would likely not be deductible for P&F.  We would like to put this Board on notice that providing any executive a bonus that exceeds tax-deductible limitations gives rise to potential for breach of fiduciary duty and corporate waste claims.  If Mr. Horowitz would like to leave the company because he receives little, if any, bonus, we hope you will show him the door.  Our 2010 Letters clearly illustrate Mr. Horowitz has already extracted plenty from P&F’s shareowners, year in and year out, in good years and bad.

Last year, leading independent proxy advisory services Proxy Governance and RiskMetrics/ISS both criticized P&F’s corporate governance (and in the case of Proxy Governance, its excessive CEO compensation as well) and recommended Withhold votes for its clients.  As Proxy Governance discussed in their vote Withhold recommendation last year:

“Far beyond the letter of the exchange standards, the spirit of director independence requires taking decisive action in the face of clear evidence there is a problem with management …. It seems clear that all shareholders other than the current CEO have long been poorly served by the incumbent board and management team.”

We note that, next year, the term of P&F Director and Mr. Horowitz’ personal tax advisor, Dennis Kalick, will expire.  There is no justification for maintaining P&F’s large board size to accommodate Mr. Kalick.  Mr. Kalick’s personal tax advice for Mr. Horowitz should come from private offices, and not at shareowner expense, directly or indirectly.  If Mr. Kalick’s skill set is essential to P&F’s boardroom, then we can certainly find someone similarly experienced with no ties to Mr. Horowitz.  This person could then serve on Board committees as an independent director.  Furthermore, all of Mr. Horowitz’ fellow country club members should be considered for near-term retirement or replacement with new directors who are truly independent of any social, financial and charitable connections to Mr. Horowitz.  Hence our “WITHOLD” vote on Mr. Solomon.

We believe it is in the best interests of P&F’s shareowners for you to work with us to expeditiously improve the Board’s composition and compensation structure.  Last year, Lawndale submitted five highly qualified and independent individuals for possible addition to P&F’s Board.  Several of these individuals and others remain ready and willing to replace your conflicted directors.  This year, we again did not conduct any proxy solicitation campaign.  Rest assured, if the Board continues its egregious and dilutive executive compensation program and remains bloated with 3 staggered classes of 9 directors, with a majority arguably conflicted, Lawndale is quite capable of successfully waging a contest forcing more radical changes to create a more independent board.  A more independent Board will make decisions regarding P&F’s optimal path and Mr. Horowitz’ future role on that path considering all shareowners rather than just Mr. Horowitz.

We request a meeting or conference call with the Independent board members in the immediate future to discuss constructive actions to further improve corporate governance and maximize value for all P&F shareowners.  Thank you for your prompt consideration of these matters.  We look forward to working with you.
Sincerely,

Andrew Shapiro
President

Attachment – 2010 Letters to P&F Board of Directors

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